Exhibit 14(a)

Consent of Independent Registered Public Accounting Firm

The Board of Directors
ECtel Ltd.
Petach Tikva
Israel

We consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-83736) of ECtel Ltd. of our report dated May 15, 2005, with respect to the consolidated balance sheets of Ectel Ltd. as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, which report appears in the report on Form 20-F for the fiscal year ended December 31, 2004.

Somekh Chaikin
Certified Public Accountants (Israel)
A member of KPMG International

Tel Aviv, Israel
June 27, 2005